Exhibit 99.1

Navios Maritime Containers L.P.

Regains Compliance Regarding Nasdaq Minimum Bid Price Deficiency

MONACO, October 16, 2020 (GLOBE NEWSWIRE) — Navios Maritime Containers L.P. (the “Company”) (NASDAQ: NMCI), a growth vehicle dedicated to the container sector of the maritime industry, today announced that, based upon a notice received on October 15, 2020 from The Nasdaq Stock Market (“Nasdaq”), the Company is once again in compliance with Nasdaq’s Listing Rules requirement of maintaining a minimum closing price of $1.00 per share.

About Navios Maritime Containers L.P.

The Company, Navios Maritime Containers L.P. (Nasdaq: NMCI), is a growth vehicle dedicated to the container sector of the maritime industry. For more information, please visit our website at www.navios-containers.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including future contracted revenues and rates, EBITDA, future available days, future financial performance of the fleet, timing of vessel deliveries, vessel acquisitions, financing activities, and Navios Containers’ growth strategy and measures to implement such strategy, including future vessel acquisitions and the ability to secure or refinance related financing, the further growth of our containership fleet, and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Containers at the time these statements were made. Although Navios Containers believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Containers. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing; potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it; the favorable timing for acquisitions and chartering opportunities in the container shipping sector and Navios Containers’ ability to take advantage of such opportunities; the value of container shipping vessels; Navios Containers’ ability to identify container shipping vessels for acquisition at attractive prices, if at all, including the availability of distressed acquisition opportunities in the container shipping industry; Navios Containers’ ability to execute on a low-cost operating structure; Navios Containers’ ability to achieve a return on investment for and to pay cash distributions to our unitholders or make common unit repurchases from our unitholders; any advantages resulting from Navios Containers’ strategic focus on intermediate-size containerships; Navios Containers’ ability to leverage the scale, experience, reputation and relationships of the Navios Group, consisting of Navios Maritime Holdings Inc., Navios Maritime Acquisition Corporation, Navios Maritime

Partners L.P., and any one or more of their subsidiaries and affiliates. Navios Containers’ future financial condition or results of operations and its future revenues and expenses, including its estimated adjusted cash flow; the loss of any customer or charter or vessel; the aging of Navios Containers’ vessels and resultant increases in operation and drydocking costs; Navios Containers’ ability to maintain long-term relationships with major liner companies; Navios Containers’ ability to access debt, credit and equity markets; potential liability from litigation and our vessel operations, including discharge of pollutants; Navios Containers’ and the Navios Group’s performance in safety, environmental and regulatory matters; increases in costs and expenses, including but not limited to, crew wages, insurance, technical maintenance costs, spares, stores and supplies, charter brokerage commissions on gross voyage revenues and general and administrative expenses; the changes to the regulatory requirements applicable to the shipping and container transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance; the anticipated taxation of Navios Containers and its unitholders; and the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards. Navios Containers expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Containers’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Containers makes no prediction or statement about the performance of its common units.

Public & Investor Relations Contacts:

Navios Maritime Containers L.P.

+1.212.906.8648

Investors@navios-containers.com